                                                              Page 1 of 14 Pages

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                             Mac-Gray Corporation
               ------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
                -----------------------------------------------
                        (Title of Class of Securities)

                                  554153-10-6
                              ------------------
                                (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


           [_] Rule 13d-1(b)

           [_] Rule 13d-1(c)

           [X] Rule 13d-1(d)

CUSIP No.554153-10-6              13G                        Page 2 of 14 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Daniel W. MacDonald

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [X]

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        5  SOLE VOTING POWER

           455,933
        6  SHARED VOTING POWER

           1,100,000
        7  SOLE DISPOSITIVE POWER

           455,933
        8  SHARED DISPOSITIVE POWER

           1,666,667
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,122,600
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]
   See Item 4.

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   16.8% (Based upon 12,627,753 shares of Common Stock reported issued and outstanding in the issuer's quarterly report on Form 10-Q
          (File No. 001-13495) filed on November 15, 1999.)

12 TYPE OF REPORTING PERSON*
   IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 554153-10-6             13G                         Page 3 of 14 Pages

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   The Evelyn C. MacDonald Family Trust for the benefit of Daniel W. MacDonald

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [X]

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        5  SOLE VOTING POWER

           566,667
        6  SHARED VOTING POWER


        7  SOLE DISPOSITIVE POWER

           566,667
        8  SHARED DISPOSITIVE POWER


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   566,667
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]
   See Item 4.

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   4.5% (Based upon 12,627,753 shares of Common Stock reported issued and outstanding in the issuer's quarterly report on Form 10-Q
          (File No. 001-13495) filed on November 15, 1999.)

12 TYPE OF REPORTING PERSON*
   OO (Trust)

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 554153-10-6             13G                        Page 4 of 14 Pages

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   The Daniel W. MacDonald Trust 1988

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [X]

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        5  SOLE VOTING POWER

           1,100,000
        6  SHARED VOTING POWER


        7  SOLE DISPOSITIVE POWER

           1,100,000
        8  SHARED DISPOSITIVE POWER


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,100,000
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]
   See Item 4.

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   8.7% (Based upon 12,627,753 shares of Common Stock reported issued and outstanding in the issuer's quarterly report on Form 10-Q
          (File No. 001-13495) filed on November 15, 1999.)

12 TYPE OF REPORTING PERSON*
   OO (Trust)

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 14 Pages

                           STATEMENT ON SCHEDULE 13G

Item 1(a).     Name of Issuer:
               --------------

               Mac-Gray Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

               22 Water Street
               Cambridge, MA 02141

Item 2(a).     Names of Persons Filing:
               -----------------------

               1.   Daniel W. MacDonald

               2. The Evelyn C. MacDonald Family Trust for the benefit of Daniel W. MacDonald

               3.   The Daniel W. MacDonald Trust 1988

               The persons enumerated in this Item 2(a) are sometimes hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons." Pursuant to the filing of this Schedule 13G, the Reporting Persons have executed that certain Joint Filing Agreement attached as Exhibit B hereto.
                                                          ---------

Item 2(b).     Business Mailing Address for all Reporting Persons:
               --------------------------------------------------

               c/o Mac-Gray Corporation
               22 Water Street
               Cambridge, MA 02141

Item 2(c).     Citizenship:
               -----------

               Each reporting person who is an individual has United States citizenship.
               Each reporting person that is a trust is incorporated within the Commonwealth of Massachusetts.

Item 2(d).     Title of Class of Securities:
               ----------------------------

               Common Stock, $.01 Par Value

Item 2(e).     CUSIP Number:        554153-10-6
               ------------

                                                              Page 6 of 14 Pages

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
          -------------------------------------------------------------------
          check whether the person filing is a:
          ------------------------------------

          Not Applicable

Item 4.   Ownership:
          ---------

          A total of 12,627,753 shares of Common Stock, $.01 par value per share ("Common Stock"), of Mac-Gray Corporation (the "Company") were reported in the Company's quarterly report on Form 10-Q (File No. 001-13495) filed on November 15, 1999, as issued and outstanding as of the close of business on November 12, 1999. Statements describing the aggregate amounts of such Common Stock beneficially owned by each Reporting Person, and the number of such shares as to which such Reporting Person has (i) sole voting power,
     (ii) shared voting power, (iii) sole dispository power, and (iv) shared dispository power are made in the Tables listed in Exhibit A attached
                                                        ---------
     hereto. The percentage of the class of Common Stock represented by the aggregate amount of shares beneficially owned by each respective Reporting Person is as indicated on Item 9. of the cover page for each such Reporting Person included in this Schedule.

          Background Information for Item 4. Each Reporting Person, either in
          ---------------------------------
     its capacity as direct owner of Common Stock or as settlor, trustee or beneficiary (as the case may be) of certain trusts (described further below) that hold Common Stock, has voting and or dispository power over shares of Common Stock held subject to the terms of a stockholders' agreement dated as of June 26, 1997 (the "Stockholders' Agreement"). The Stockholders' Agreement is filed as Exhibit 10.2 to the Company's Form S-1 Registration Statement, as amended, filed with the Securities and Exchange Commission (File No. 333-33669), (the "Registration Statement") pursuant to the Securities Act of 1933, as amended. Given the terms of the Stockholders' Agreement (as described below), the Reporting Persons and the other persons party thereto might be deemed to constitute a "group" holding beneficial ownership of an aggregate total of 6,351,700 shares amounting to 50.3% of the Company's Common Stock for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. However, each Reporting Person disclaims that such Person has agreed to act as a group with the other parties to the Stockholders' Agreement (other than to the extent described in this statement) and such Person disclaims beneficial ownership of shares of Common Stock of the Company other than the amounts of shares reported for each respective Reporting Person in Exhibit A attached hereto.
                                             ---------

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                                                              Page 7 of 14 Pages


          The parties to the Stockholders' Agreement are the Company and its stockholders Mr. Stewart G. MacDonald, Jr., Ms. Sandra E. MacDonald, Mr. Daniel W. MacDonald, The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr., The Evelyn C. MacDonald Family Trust for the benefit of Sandra E. MacDonald, The Evelyn C. MacDonald Family Trust for the benefit of Daniel W. MacDonald (1), The Stewart G. MacDonald, Jr. 1984 Trust, The Daniel W. MacDonald Trust 1988(2), the New Century Trust, The Whitney E. MacDonald GST Trust-1997, The Jonathan S. MacDonald GST Trust-1997, The Robert C. MacDonald GST Trust-1997, The Whitney E. MacDonald Gift Trust, The Jonathan S. MacDonald Gift Trust, The Robert C. MacDonald Gift Trust, Cynthia V. Doggett and certain other holders (who hold in aggregate a de minimis fraction of the issued and outstanding shares of the Company). The Stockholders' Agreement gives the parties thereto ((who in aggregate hold 6,351,700 shares amounting to 50.3% of the issued and

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                                                              Page 8 of 14 Pages

     outstanding Common Stock) rights of first offer to purchase shares offered for sale by another stockholder who is a party thereto, as well as providing the Company with rights of second offer to purchase such shares. The Stockholders' Agreement also conveys certain demand and "piggy-back" registration rights to the parties thereto.

     Footnotes to Item 4:
     -------------------

          (1) The trustees of The Evelyn C. MacDonald Family Trust for the benefit of Daniel W. MacDonald (the "DWM Trust") are R. Robert Woodburn, Jr., Peter C. Bennett (collectively, the "Independent Trustees") and Daniel W. MacDonald, who is also the sole beneficiary of the DWM Trust. Only the Independent Trustees exercise and share voting power over the shares of Common Stock held by the DWM Trust. Each of the Independent Trustees and Daniel W. MacDonald share power to dispose of the shares held by the DWM Trust. The settlor of the DWM Trust is Evelyn C. MacDonald, who retains the right to replace shares of Common Stock held by the Trust with property of equivalent value.

          (2) The trustees of The Daniel W. MacDonald Trust 1988 (the "DWM 1988 Trust") are Daniel W. MacDonald, its sole beneficiary, and Sandra E. MacDonald, each of whom shares voting and dispository power over the shares held by the DWM 1988 Trust.

                 [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                                              Page 9 of 14 Pages

Item 5.   Ownership of Five Percent or Less of a Class:
          --------------------------------------------

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
          ---------------------------------------------------------------

          Not Applicable

Item 7.   Identification and Classification of the Subsidiary Which Acquired the
          ----------------------------------------------------------------------
          Security Being Reported on By the Parent Holding Company:
          --------------------------------------------------------

          Not Applicable

Item 8.   Identification and Classification of Members of the Group:
          ---------------------------------------------------------

          Not Applicable

Item 9.   Notice of Dissolution of Group:
          ------------------------------

          Not Applicable

Item 10.  Certification:
          -------------

          Not Applicable

                                                             Page 10 of 14 Pages

                                  Signatures
                                  ----------

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2000
                                   /s/ Daniel W. MacDonald
                                   _____________________________________________
                                   Daniel W. MacDonald, individually and as
                                   Trustee of the Evelyn C. MacDonald Family
                                   Trust f/b/o Daniel W. MacDonald and as
                                   Trustee of the Daniel W. MacDonald Trust 1988


                                   The Evelyn C. MacDonald Family Trust for the benefit of Daniel W. MacDonald

                              By:  /s/ Daniel W. MacDonald
                                   _____________________________________________
                                   Daniel W. MacDonald, Trustee


                                   The Daniel W. MacDonald Trust 1988

                              By:  /s/ Daniel W. MacDonald
                                   _____________________________________________
                                   Daniel W. MacDonald, Trustee

                                                             Page 11 of 14 Pages
EXHIBIT A
---------

------------------------------------------------------------------------------------------------------------------------------------
   NAME:  Daniel W. MacDonald
------------------------------------------------------------------------------------------------------------------------------------
                    COMMON                              FORM OF BENEFICIAL OWNERSHIP                                    BENEFICIAL
                     STOCK                                                                                              OWNERSHIP
                                                                                                                        DISCLAIMED
------------------------------------------------------------------------------------------------------------------------------------
 Sole Voting          455,933      Direct                                                                                    NO
   Power
------------------------------------------------------------------------------------------------------------------------------------
  Total Sole          455,933
   Voting
   Power
------------------------------------------------------------------------------------------------------------------------------------
   Shared           1,100,000      By the Daniel W. MacDonald Trust 1988 as co-trustee and beneficiary                       NO
   Voting
   Power
------------------------------------------------------------------------------------------------------------------------------------
    Total           1,100,000
   Shared
   Voting
   Power
------------------------------------------------------------------------------------------------------------------------------------
     Sole             455,933                                                                                                NO
 Dispositive
    Power
------------------------------------------------------------------------------------------------------------------------------------
  Total Sole          455,933
 Dispositive
    Power
------------------------------------------------------------------------------------------------------------------------------------
   Shared             566,667      By the Evelyn C. MacDonald Family Trust f/b/o Daniel W. MacDonald as                      NO
                                   co-trustee and beneficiary
  Dispositive       1,100,000      By the Daniel W. MacDonald Trust 1988 as co-trustee and beneficiary                       NO
    Power
------------------------------------------------------------------------------------------------------------------------------------
    Total           1,666,667
   Shared
  Dispositive
    Power
------------------------------------------------------------------------------------------------------------------------------------
                                                                 Aggregated Beneficial Ownership:                        2,122,600
------------------------------------------------------------------------------------------------------------------------------------

                                                             Page 12 of 14 Pages

------------------------------------------------------------------------------------------------------------------------------------
   NAME:  The Evelyn C. MacDonald Family Trust for the benefit of Daniel W. MacDonald
------------------------------------------------------------------------------------------------------------------------------------
                          COMMON                        FORM OF BENEFICIAL OWNERSHIP                                    BENEFICIAL
                           STOCK                                                                                        OWNERSHIP
                                                                                                                        DISCLAIMED
------------------------------------------------------------------------------------------------------------------------------------
 Sole Voting                566,667      Direct                                                                               NO
   Power
-----------------------------------------------------------------------------------------------------------------------------------
 Total Sole                 566,667
  Voting
   Power
------------------------------------------------------------------------------------------------------------------------------------
  Shared
  Voting
   Power
------------------------------------------------------------------------------------------------------------------------------------
   Total
  Shared
  Voting
   Power
------------------------------------------------------------------------------------------------------------------------------------
    Sole                    566,667      Direct                                                                               NO
 Dispositive
   Power
------------------------------------------------------------------------------------------------------------------------------------
 Total Sole                 566,667
 Dispositive
   Power
------------------------------------------------------------------------------------------------------------------------------------
   Shared
 Dispositive
   Power
------------------------------------------------------------------------------------------------------------------------------------
   Total
   Shared
 Dispositive
   Power
------------------------------------------------------------------------------------------------------------------------------------
                                                                 Aggregated Beneficial Ownership:                          566,667
------------------------------------------------------------------------------------------------------------------------------------

                                                             Page 13 of 14 Pages

------------------------------------------------------------------------------------------------------------------------------------
   NAME:  Daniel W. MacDonald Trust 1988
------------------------------------------------------------------------------------------------------------------------------------
                    COMMON                              FORM OF BENEFICIAL OWNERSHIP                                    BENEFICIAL
                     STOCK                                                                                              OWNERSHIP
                                                                                                                        DISCLAIMED
------------------------------------------------------------------------------------------------------------------------------------
 Sole Voting        1,100,000           Direct                                                                             NO
   Power
------------------------------------------------------------------------------------------------------------------------------------
 Total Sole         1,100,000
  Voting
   Power
------------------------------------------------------------------------------------------------------------------------------------
   Shared
   Voting
   Power
------------------------------------------------------------------------------------------------------------------------------------
   Total
   Shared
   Voting
   Power
------------------------------------------------------------------------------------------------------------------------------------
   Sole             1,100,000           Direct                                                                             NO
 Dispositive
   Power
------------------------------------------------------------------------------------------------------------------------------------
 Total Sole         1,100,000
 Dispositive
   Power
------------------------------------------------------------------------------------------------------------------------------------
   Shared
 Dispositive
   Power
------------------------------------------------------------------------------------------------------------------------------------
   Total
  Shared
 Dispositive
   Power
------------------------------------------------------------------------------------------------------------------------------------
                                                                 Aggregated Beneficial Ownership:                        1,100,000
------------------------------------------------------------------------------------------------------------------------------------

                                                             Page 14 of 14 Pages
EXHIBIT B
---------

                            JOINT FILING AGREEMENT
                            ----------------------

       This will confirm the agreement by Daniel W. MacDonald, The Evelyn C. MacDonald Family Trust for the benefit of Daniel W. MacDonald, and The Daniel W. MacDonald Trust 1988 (collectively, the "Reporting Persons") in connection with that certain Schedule 13G to be filed on or about February 14, 2000, with respect to the common stock, par value $.01 per share (the "Common Stock"), of Mac-Gray Corporation (the "Company") pertaining to the beneficial ownership by the Reporting Persons of shares of such Common Stock (the "Schedule 13G"). The undersigned hereby agree with respect to such filing on Schedule 13G as follows:

       (i) No Reporting Person nor any representative of any Reporting Person makes any representation with respect to, nor bears any responsibility for, any of the information set forth with respect to any other "person" who or which is or becomes a party to or a member of any "group" (as such terms are defined and used in Section 13(g) of the Securities Exchange Act of 1934, as amended, and Regulation 13D-G promulgated thereunder) for whom or which information is included in such Schedule 13G.

       (ii) Subject to paragraph (i) above, the undersigned hereby confirm the agreement by and among each of them that the Schedule 13G is being filed on behalf of each of the parties named below.

       This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 14, 2000
                              /s/ Daniel W. MacDonald
                              __________________________________________________
                              Daniel W. MacDonald, individually and as Trustee of the Evelyn C. MacDonald Family Trust f/b/o Daniel W. MacDonald and as Trustee of the Daniel
                              W. MacDonald Trust 1988

                              The Evelyn C. MacDonald Family Trust for the benefit of Daniel W. MacDonald

                         By:  /s/ Daniel W. MacDonald
                              __________________________________________________
                              Daniel W. MacDonald, Trustee

                              The Daniel W. MacDonald Trust 1988

                         By:  /s/ Daniel W. MacDonald
                              __________________________________________________
                              Daniel W. MacDonald, Trustee